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                             March 5, 2021

       Idan Shani
       Chief Financial Officer
       Forest Road Acquisition Corp. II
       1177 Avenue of the Americas, 5th Floor
       New York, New York 10036

                                                        Re: Forest Road
Acquisition Corp. II
                                                            Amendment No. 1 to
Form S-1
                                                            Filed March 3, 2021
                                                            File No. 333-253274

       Dear Mr. Shani:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed March 3, 2021

       Exhibit 4.4 (Warrant Agreement), page II-5

   1. We note that the Warrant Agreement implies that Securities Act causes of action shall be brought and enforced in
the courts of the State of New York or the United States District
                                                        Court for the Southern
District of New York. The disclosure on pages 57 and 129 of the prospectus filed
February 18, 2021 indicates "the federal district courts of the
                                                        United States of
America shall, to the fullest extent permitted by law, be the exclusive forum for the
resolution of any complaint asserting a cause of action arising under the
                                                        Securities Act." Please
revise so that the Warrant Agreement and the prospectus
                                                        disclosure are
consistent.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Idan Shani
Forest Road Acquisition Corp. II
March 5, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameIdan Shani                               Sincerely,
Comapany NameForest Road Acquisition Corp. II
                                                           Division of
Corporation Finance
March 5, 2021 Page 2                                       Office of Real
Estate & Construction
FirstName LastName